SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

[redacted]

08002605

RECEIVED

2008 MAY 19 A 8:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 May 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 12 May 2008 which we released to The Stock Exchange of Hong Kong Limited on 12 May 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl

PROCESSED
MAY 21 2008
THOMSON REUTERS

c.c. J P Morgan
- Mr King Ho

5/19

E:\cherry\SHPCL\2008 1Q\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS ENDED 31 MARCH 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 12 MAY 2008 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, had announced its unaudited financial results for the three months ended 31 March 2008 in Thailand on 12 May 2008. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Income Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, had announced its unaudited financial results for the three months ended 31 March 2008 in Thailand on 12 May 2008. The unaudited Consolidated Income Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2008

	Three months ended 31 March 2008 *(Baht'000)*	2007 *(Baht'000)*
Revenues from hotel operations:		
Room	363,077	327,477
Food and beverage	230,794	239,843
Others	48,680	48,891
Total revenues from hotel operations	642,551	616,211
Cost of sales and services	(189,751)	(158,490)
Gross profit	452,800	457,721
Selling and administrative expenses	(152,243)	(126,375)
Income from the sale of goods and the rendering of services	300,557	331,346
Other incomes		
Gain on sales of equipment	100	47
Interest income	7,005	18,241
Other income	2,082	3,274
Other expenses		
Depreciation	(106,866)	(78,007)
Others	-	(773)
INCOME FROM OPERATIONS	202,878	274,128
REVERSAL OF ALLOWANCE FOR DIMINUTION IN VALUE OF INVESTMENT	15,764	-
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN OTHER COMPANY AND RELATED COMPANY	(4,492)	(18,358)
INCOME BEFORE CORPORATE INCOME TAX	214,150	255,770
CORPORATE INCOME TAX	(59,686)	(81,489)
NET INCOME FOR THE PERIOD	154,464	174,281
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	1.19	1.34

Net profit/(loss) after income tax for the three-month period ended 31 March 2008 and 2007:

(Baht in million)	2008	2007	Change (%)
Consolidated	154.464	174.281	(11.37)

The consolidated net profit after income tax for the three-month period ended 31 March 2008 dropped from last year as a result of net loss of Baht 56.14 million from Shangri-La Hotel, Chiang Mai which was opened in December 2007 coming from depreciation charge of Baht 43.87 million and Baht 10.36 million from operations. Interest income was lower by Baht 11.24 million (61.60%) due to a decrease in deposit balances with bank and interest rates. Provision for loss on loans to and investment in related and other companies was lower than last year by Baht 29.63 million arising from a reversal of provision for loss of Don Muang Tollway and lower provision loss of Traders Hotel, Yangon. With lower income before tax, corporate income tax therefore dropped by Baht 21.80 million (26.76%). Hence the net earnings after provision for loss on loans to and investment in related and other companies and income tax decreased by Baht 19.82 million (11.37%).

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2008 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2008 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 12 May 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END